EXHIBIT 12
MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Successor Company		Predecessor Company
	Year Ended	Year Ended	Years Ended
	December 31,	December 31,	December 26,	December 28,	December 29,
	2010	2009	2008	2007	2006
Pre-tax earnings (loss) (a)	$2,708	$6,455	$(45,438)	$(13,723)	$9,313
Add: Fixed charges (excluding
capitalized interest and preferred
security dividend requirements of
subsidiaries)	9,935	12,341	29,641	51,683	35,719

Pre-tax earnings before fixed charges	$12,643	$18,796	$(15,797)	$37,960	$45,032

Fixed charges:
Interest	$9,621	$12,041	$29,349	$51,425	$35,499
Other (b)	314	300	292	258	220

Total fixed charges	$9,935	$12,341	$29,641	$51,683	$35,719

Preferred stock dividend requirements	140	141	4,356	401	259

Total combined fixed charges and
preferred stock dividends	$10,075	$12,482	$33,997	$52,084	$35,978

Ratio of earnings to fixed charges	1.27	1.52	*	*	1.26
Ratio of earnings to combined fixed
charges and preferred stock
dividends	1.25	1.51	*	*	1.25

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.

(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.

*	The earnings for the years ended 2008 and 2007 were inadequate to cover total fixed charges and preferred stock dividends.

The coverage deficiencies for total fixed charges for the years ended 2008 and 2007 were $45,438 and $13,723, respectively.

The coverage deficiencies for total fixed charges and preferred stock dividends for the years ended 2008 and 2007 were $49,794 and $14,124, respectively.